Exhibit 99.3
To Unitholders in the United States:
Both parties of the Merger Agreement referred to in this document, Japan Rental Housing Investments Inc. and Prospect Reit Investment Corporation, have been incorporated under the laws of Japan. The merger described in this document is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the issuer may purchase investment units otherwise than under the merger, such as in open market or privately negotiated purchases or through subscriptions of newly issued investment units.
This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

[TRANSLATION]
March 26, 2010
To All Concerned Parties:
     REIT Issuer:
Japan Rental Housing Investments Inc.
Clover Shibakoen Bldg.
1-3-12 Shiba-Koen
Minato-ku, Tokyo, Japan
Takao Sakuma, Executive Director
(Securities Code: 8986)
Asset Management Company:
Mi-Casa Asset Management Inc.
Yutaka Higashino, President and Chief Executive Officer
Inquiries: Aki Sadahiro, Manager
TEL: +81-3-5425-5600

REIT Issuer
Prospect Reit Investment Corporation
2-2-1 Marunouchi
Chiyoda-ku, Tokyo, Japan
Takeo Nishiyoshi, Executive Director
(Securities Code: 8969)
Asset Management Company
Prospect Reit Advisors, Co.,Ltd.
Akio Tsukishima, President and Chief Executive Officer
Inquiries: Shinji Takase, Director, Financial Department
TEL: +81-3-5221-8080
Notice Regarding Execution of Merger Agreement between
Japan Rental Housing Investment Inc. and Prospect Reit Investment Corporation
Japan Rental Housing Investments Inc. (hereinafter referred to as “JRH”) and Prospect Reit Investment Corporation (hereinafter referred to as “PRI”) entered into the Letter of Intent (hereinafter referred to as the “LOI on REIT Merger”) as described in the “Notice Regarding Execution of Letter of Intent regarding Merger of Investment Corporation” released on February 26, 2010, and continued discussions thereafter. As a result, JRH and PRI hereby announce that they have both decided, at their respective board of directors meetings held today, to implement a merger effective July 1, 2010 (hereinafter referred to as the “Merger”) as follows, and have executed a merger agreement as of today (hereinafter referred to as the “Merger Agreement”).
The Merger is subject to (i) approval by the general meeting of unitholders of JRH of amendments to its articles of incorporation, etc., and (ii) approval by the general meeting of unitholders of PRI of the Merger Agreement and the termination of the asset management agreement, etc.

Please refer to section 2(5), Conditions for the Merger, below for details.
1. Background and Purpose of the Merger
Given the current state of Japanese economy, it seems that the financial crisis started by Lehman Brothers is coming to an end, as there are signs of a let-up of the decline of the economy. Because of current improvements in the environment surrounding J-REITs, by a partial improvement in financial institutions’ lending attitude and the weakening of concerns about failures of investment corporations by the public announcement of the establishment of a Real Estate Market Stabilization Fund, the TSE REIT index has recovered from 837.3 points, as of April 1, 2009, to 919.6 points as of March 25, 2010.
In such environment, JRH and PRI, with the purpose of seeking new growth opportunities, considered thoroughly their respective growth strategies and financial strategies, and, as a result, both investment corporations reached the common understanding that realization of the expansion of asset scales, utilization of negative goodwill, and strengthening financial aspects, among others, will contribute to the further enhancement of corporate value of both investment corporations. Therefore, on February 26, 2010, JRH and PRI entered into the LOI on REIT Merger and entered into the Merger Agreement as of March 26, 2010.
The New Investment Corporation after the merger will be one of the largest domestic REITs specializing in residential property in Japan, and stabilization of its cash flow and its balance sheet in response to the lower financial leverage is expected. JRH and PRI aim to realize the Merger with the support of their major unitholders as well as their main lenders, in accordance with the Merger Agreement.
As of the effective date of the Merger, the asset management agreement entered into by and between PRI and Prospect Reit Advisors, Co., Ltd. (hereinafter referred to as “PRA”) shall be terminated and Mi-Casa Asset Management Inc. (hereinafter referred to as “MAM”), the asset management company of JRH, will continue to serve as the asset management company of the investment corporation after the Merger. Associated with this, as separately announced by “Notice Concerning Execution of Agreement regarding Integration of Asset Management Companies” as of today, MAM, K.K. Prospect (hereinafter referred to as “KKP”), which is PRA’s parent company, and PRA entered into an agreement that all issued shares of PRA held by KKP shall be transferred to MAM, and MAM and PRA shall implement a merger, whereupon MAM shall be the surviving company upon the effective date of the Merger (hereinafter referred to as the “Integration of Asset Management Companies”).
2. Summary of the Merger
(1) Schedule of the Merger

JRH

Meeting of Board of Directors to Approve the Merger Agreement	March 26, 2010
Execution Date of the Merger Agreement	March 26, 2010
Record Date for General Meeting of Unitholders	March 31, 2010
Date of General Meeting of Unitholders	May 28, 2010 (Scheduled)
Record Date for Unit Split	June 30, 2010 (Scheduled)
Effective Date of Unit Split Effective Date of Merger	July 1, 2010 (Scheduled)
Date of Registration of Merger	Early July, 2010 (Scheduled)
JRH decided to carry out the Merger in accordance with the procedure for a short-form merger, set out in article 149-7, paragraph 2 of the Law Concerning Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended) (hereinafter referred to as the “Investment Trust Law”). Therefore, a proposal regarding the approval of the Merger Agreement will not be submitted to the general meeting of JRH’s unitholders, and only the agenda, including the amendment of the articles of incorporation, set out as described in Item (4) Amendment to the Articles of Incorporation of the Surviving Corporation (JRH) below is scheduled to be submitted to such meeting.

PRI

Meeting of Board of Directors to Approve the Merger Agreement	March 26, 2010
Execution Date of the Merger Agreement	March 26, 2010
Notice Date for Record Date of General Meeting of Unitholders	March 16, 2010
Record Date of General Meeting of Unitholders	March 31, 2010
Date of General Meetings of Unitholders	May 28, 2010 (Scheduled)
Date of Delisting	June 28, 2010 (Scheduled)
Effective Date of Merger	July 1, 2010 (Scheduled)
Date of Registration of Merger	Early July, 2010 (Scheduled)
(2) Method of the Merger
     The Merger will be an absorption-type merger, with JRH being the surviving corporation and PRI being dissolved.
(3) Allotment of Units under the Merger

	JRH	PRI
	(Surviving corporation)	(Absorbed corporation)
Allotment of Units under the Merger	1	3 (Reference: Before unit split) 0.75 (Note 1)

(*)	Number of new units of JRH to be issued through the Merger: 225,300 units (Scheduled)
(Note 1)
JRH plans a four-for-one unit split, with June 30, 2010 as the record date for the unit split and July 1, 2010 as the effective date. The above merger ratio is based on this unit split being made. When allotting units of JRH at a ratio of 0.75 units of JRH per one unit of PRI, based on the merger ratio, before taking the said unit split into consideration, a large number of unitholders of PRI are expected to receive only fractional units of JRH. Therefore, prior to the allotment to PRI’s unitholders, a four-for-one unit split for units of JRH (hereinafter referred to as the “Unit Split”) will be implemented, and after the Unit Split, allotment at a ratio of 3 units (post-unit split) of JRH per one unit of PRI will be carried out. For details of the Unit Split, please refer to the “Notice Regarding Unit Split” announced by JRH as of today.
(Note 2)
As described in “Notice Concerning Issuance of New Investment Units by Way of Third-Party Allotment” announced as of today, JRH determined at its board of directors meeting held on February 26, 2010 that it will issue new investment units by way of a third-party allotment (hereinafter referred to as the “Third-Party Allotment”), the payment date for which will be June 30, 2010, the business day immediately preceding the effective date of the Merger (the record date for the aforementioned split of units), in order to apply the cash proceeds raised through the Third-Party Allotment to make a partial payment for loans to be succeeded by PRI. JRH also determined, at the board of directors meeting held today, the subscribers and the number of units to be allotted to each subscriber. The subscribers are AppleRingo Holdings B.V. (9,467 units), Ringo Residential TMK (17,214 units), Prospect Japan Fund Limited (4,305 units), Shareholders’ Consensus Fund L.P. (2,582 units), Stanhope Investments (5,163 units) and Japan Trustee Services Bank, Ltd. (trust account) (4,304 units).

The execution of such Third-Party Allotment is one of the conditions precedent of the Merger, and the aforementioned ratio of allocation is based on the Third-Party Allotment. The details of the Third-Party Allotment should be referred to “Notice Concerning Issuance of New Investment Units by Way of Third-Party Allotment” announced as of today.
(Note 3)
The number of newly-issued investment units under the Merger is based on the effectiveness of the Unit Split, as mentioned in Note 1 and the issuance of new investment units by way of the Third-Party Allotment, as mentioned in Note 2.
(Note 4)
PRI will not pay any cash consideration for the Merger, nor make any cash dividend to unitholders for the fiscal period from after PRI’s fiscal year ended on January 31, 2010, to one day prior to the effective date of the Merger.
(4) Amendment to the Articles of Incorporation of the Surviving Corporation (JRH)
JRH intends to submit a proposal to amend its articles of incorporation to the general meeting of unitholders of JRH scheduled to be held on May 28, 2010. With respect to the details of the amendment to the articles of incorporation, JRH will notify the same upon determination.
(5) Conditions for the Merger
The Merger Agreement provides that JRH or PRI may terminate the Merger Agreement by giving a written notification to the other party by the effective date of the Merger, if any of the following conditions are not met, or it becomes apparent they will not be met, as of the day preceding the effective date of the Merger: (a) the asset management agreement executed between PRA and PRI is terminated and other relevant agreements are agreed among related parties, with the content satisfactory to JRH; (b) there is no breach by JRH and PRI in respect to covenants and representations and warranties in the Merger Agreement or agreements regarding the Integration of Asset Management Companies or the Third-party Allotment or any other related agreements; (c) both investment corporations, MAM and PRA, have confirmed that no events are recognized or likely to be recognized that will have a material adverse effect on its assets, management, financial condition or any other condition or future outlook; (d) JRH has completed Third-Party Allotment; (e) the Unit Split has been completed; (f) approval of the general meetings of unitholders of both JRH and PRI has been obtained, and all the procedures and permits required for the Merger and consummation of related transactions under the applicable laws and guidelines has been completed; (g) both JRH and PRI have respectively satisfied and agreed on the terms and conditions of the borrowings after the effective date of the Merger, and have obtained written consents from the current lenders and future lending institutions, with borrowing terms and conditions satisfactory to both JRH and PRI respectively, and such consents have not been retracted; and (h) among those assets that are owned by each investment corporation, all of the issues to be cured, as separately agreed by JRH and PRI, have been cured and resolved in a manner, with content, and by the deadline of completion of cure, as separately agreed by JRH and PRI. The Merger shall be effective on July 1, 2010, if neither JRH nor PRI exercises its right of termination by one day before the effective date of the Merger.
In addition, under the Merger Agreement, if PRI conducts any or all transactions that cause corporate reorganization acts similar, or substantively similar in nature, to the Merger or any other corporate reorganization acts with third parties within 12 months after the Merger Agreement is terminated or annulled for any reason, PRI and PRA shall reimburse all costs (not exceeding, however, one hundred million yen) borne by JRH and MAM and a penalty of three hundred million yen to JRH and MAM, excluding certain cases prescribed in the Merger Agreement.
3. Grounds for Calculation of Allotment of Units under the Merger
(1) Basis of Calculation
JRH retained Mitsubishi UFJ Securities Co., Ltd. (hereinafter referred to as “MUS”) and Merrill Lynch Japan Securities Co., Ltd. (hereinafter referred to as “BofA Merrill Lynch”) and PRI retained Morgan Stanley Japan Securities Co., Ltd. (hereinafter referred to as “Morgan Stanley”), respectively, as their financial advisors, and in each case, in order to support the fairness of the calculation of the merger ratio for the Merger, JRH and PRI requested their respective financial advisor(s) to perform financial analyses regarding the merger ratio for the Merger.
MUS analyzed the merger ratio by comprehensively considering the results of the analysis, based on the market unit price analysis, comparable REITs analysis, discounted cash flow method, and adjusted net asset value analysis, in order to produce a diverse analysis of the market unit value of both JRH and PRI. A summary of the analysis performed by MUS is as follows. The market unit price analysis was conducted based on the closing market unit price as of the base date of calculation (February 25, 2010) and the average closing market unit prices for one month and three months prior to the base date of calculation, considering the recent market trading trends of units of both investment corporations.

	Range for the Merger Ratio (before Unit Split)
	JRH	PRI
Market unit price analysis	1	0.52~0.56
Comparable REITs analysis	1	0.72~0.95
Discounted cash flow analysis	1	0.58~0.94
Adjusted net asset value analysis	1	1.72
BofA Merrill Lynch, considering the trends of the market unit price, forecasts, and other aspects of JRH and PRI, conducted valuation analyses of the merger ratio by comprehensively considering the market unit price analysis, comparable REITs analysis, discounted cash flow analysis, and net asset value analysis. The market unit price method was based (1) on the closing price of each REIT on March 19, 2010 (hereinafter referred to as “Record Date (i)”) and the average closing prices of each REIT for the one-month, three-month and six-month periods up to and including Record Date (i); and (2) on the closing price of each REIT on February 25, 2010 (hereinafter referred to as “Record Date (ii)”), the business day immediately prior to the day on which the Letter of Intent regarding the Merger between JRH and PRI was executed, and the average closing prices of each REIT for the one-month, three-month and six-month periods up to and including Record Date (ii). The table below sets forth the methodologies that BofA Merrill Lynch used in its valuations of the units of JRH and PRI, along with the ranges of the Merger Ratio suggested as a result of such valuations.

	Range for the Merger Ratio (before Unit Split)
	JRH	PRI
Market unit price analysis (Record Date (i))	1	0.55~0.69
Market unit price analysis (Record Date(ii))	1	0.50~0.61
Comparable REITs analysis	1	0.63~1.93
Discounted Cash Flow Analysis	1	0.58~1.43
Net asset value analysis	1	1.69
Please refer to Notes 1 and 2 at the end of this press release for a more detailed description about the assumptions and disclaimers for the analyses performed by MUS and BofA Merrill Lynch.
Morgan Stanley analyzed the merger ratio by comprehensively considering the results of the analysis based on the market unit price analysis, comparable REITs analysis, dividend capitalization analysis, discounted cash flow analysis, and net asset value analysis in order to produce a diverse analysis of the market.
The market unit price analysis was conducted based on the closing market unit price as of the base date of calculation (February 24, 2010) and the average closing market unit prices for one month, three months and six months prior to the base date of calculation, considering the recent market trading trends of units of both investment corporations.

A summary of the analysis performed by Morgan Stanley is as follows.

	Range for the Merger Ratio (before Unit Split)

	JRH	PRI
Market unit price analysis	1	0.51~0.65
Comparable REITs analysis	1	0.37~0.76
Dividend capitalization analysis	1	0.31~0.46
Discounted cash flow analysis	1	0.51~0.83
Net asset value analysis	1	1.55
Please refer to Note 3 at the end of this press release for a more detailed description about the assumptions and disclaimers for the analyses performed by Morgan Stanley.
(2) Background to Calculation
The merger ratio for the Merger was determined to be appropriate by JRH and PRI and the Merger Agreement was executed, as a result of careful discussions and negotiations, with consideration of various factors regarding JRH and PRI, such as the financial results, the status of assets and liabilities (includes expected costs to be incurred for 2(5)(h) (also includes expense incurred to sell the assets)), prospects of the business, the synergies to be created by the Merger, and the results of the financial analyses conducted by the financial advisors to JRH and PRI.
Also, JRH obtained an opinion from BofA Merrill Lynch, dated March 26, 2010, stating that, from a financial point of view, the merger ratio mentioned above (before taking into consideration the Unit Split) is fair to JRH, subject to the conditions set forth below in Note 2 at the end of this press release and certain other conditions set forth in the opinion.
(3) Relationship with Financial Advisors
Neither MUS, BofA Merrill Lynch, nor Morgan Stanley falls under the definition of an “Affiliated Party,” as set forth in article 15-4 of the Ordinance for Terms, Format and Preparation Method of Consolidated Financial Statements, or article 8, paragraph 17 of the Ordinance for Terms, Format and Preparation Method of Financial Statements.
(4) Expectations of and Reasons for Delisting
The Merger is expected to be an absorption-type merger, whereby JRH is the surviving corporation and PRI is dissolved in accordance with article 143 of the Investment Trust Law. The investment units issued by PRI are expected to be delisted on June 28, 2010, three business days prior to the effective date of the Merger, in accordance with the criteria for delisting set out by the Tokyo Stock Exchange, Inc.(TSE)
(5) Measures to Support the Fairness
As described in Items (1) through (3) above, JRH and PRI requested that their respective financial advisors perform financial analysis regarding the merger ratio. In determining the appropriate merger ratio, JRH and PRI considered various factors, including the financial analyses performed by their respective financial advisors.
In order to support the fairness of the Merger, JRH retained MUS and BofA Merrill Lynch, which are independent third-party financial advisors, for its unitholders, and obtained merger ratio calculation reports, in which analyses of allotment of units in the Merger were performed from a financial viewpoint under certain assumptions.
Also, JRH obtained an opinion from BofA Merrill Lynch, dated March 26, 2010, stating that, from a financial point of view, the merger ratio mentioned above (before taking into consideration the Unit Split) is fair to JRH, subject to the conditions set forth below in Note 2 at the end of this press release and certain other conditions set forth in the opinion. Given the above, the board of directors of JRH has determined that measures for supporting the fairness of the Merger were adequately implemented. PRI retained Morgan Stanley as its financial advisor and received the analyses of the merger ratio performed by Morgan Stanley in order to support the fairness of the Merger. Based on its consideration of various factors, including such financial analyses, the board of PRI concludes that it has taken adequate measures to support the fairness of the Merger.
     4. Outline of Merging Parties

		Surviving Corporation under the		Absorbed Corporation under the
		Merger		Merger
(1)	Name	Japan Rental Housing Investments Inc		Prospect Reit Investment Corporation
(2)	Location	1-3-12 Shiba Koen, Minato-ku, Tokyo		2-2-1 Marunouchi, Chiyoda-ku, Tokyo
(3)	Name of Executive Directors	Takao Sakuma		Takeo Nishiyoshi
(4)	Unitholders Capital	65,557 million yen		34,621 million yen
(5)	Date Established	2005/10/7		2005/4/22
(6)	Total Number of Investment Units Issued	233,340 units		75,100 units
(7)	Fiscal Period Ended	March, September		January, July
(8)	Main AUMs	Real estate beneficiary interests in trust; real estate		Real estate beneficiary interests in trust; real estate
(9)	Number of Properties	134 residential properties		53 residential properties
(10)	Book Value (Note 1)	104.5 billion yen		67.8 billion yen
(11)	Main Financing Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Aozora Bank, Ltd., Norinchukin Bank, Sumitomo Mitsui Banking Corporation		Aozora Bank, Ltd., Norinchukin Trust and Banking Co., Ltd., Sumitomo Mitsui Banking Corporation
(12)	Large Unitholders and Ratio of holding units (Note 2) (Note 3)	AppleRingo Holdings B.V.	36.5%	The Chase Manhattan Bank, N.A. London Special Account No. 1	11.4%
		Japan Trustee Services Bank, Ltd.(Trust Account)	23.3%	Nikko Citi Trust and Banking Corporation (Investment Trust Account)	7.8%
		Ringo Residential TMK	12.2%	Prospect Japan Fund Limited	7.1%
		Nikko Citi Trust and Banking Corporation (Investment Trust Account)	5.2%	Goldman Sachs International	5.2%
		Goldman Sachs International	2.2%	Japan Trustee Services Bank, Ltd. (Trust Account)	3.1%
(13)	Name of Asset Management Company	Mi-Casa Asset Management Inc.		Prospect Reit Advisors Co., Ltd.
(14)	Location of Asset Management Company	1-3-12 Shiba Koen, Minato-ku, Tokyo		2-2-1 Marunouchi, Chiyoda-ku, Tokyo
(15)	Name and Post of Representative of Asset Management Company	President and CEO Yutaka Higashino		President and CEO Akio Tsukishima
(16)	Relationship among Parties Involved	There are no capital, personnel, business relationships neither required to mention between JRH/PRI and MAM/PRA nor classified as related parties.

(Note 1)	Figures are from September 30, 2009 data for JRH and January 31, 2010 data for PRI. As of the above date, JRH owns 131 properties and PRI owns 53 properties.

(Note 2)	The status of major unitholders and unitholding ratios is based on the unitholders registry as of September 30, 2009, plus the investment units issued by the third-party allotment on October 2, 2009. Current conditions may vary.

(Note 3)	The status of major unitholders and unitholding ratios for PRI is based on the data as of January 31, 2010.
5. Business Results for Last 3 Fiscal Periods
(Units: million yen, unless otherwise stated)

	JRH			PRI
	(Surviving corporation)			(Absorbed corporation)
Fiscal Period	2008/9	2009/3	2009/9	2009/1	2009/7	2010/1
Operating Revenue	3,702	3,577	3,494	2,254	2,236	2,191
Operating Income	1,666	1,436	1,212	902	843	878
Ordinary Income	1,014	810	499	451	361	194
Net Income	1,013	758	480	448	362	193
Net Income per unit (yen)	9,174	4,526	2,869	5,969	4,825	2,577
Distribution per unit (yen)	6,052	4,527	2,870	5,970	4,826	2,577
Net Assets per unit (yen)	361,568	360,063	358,463	465,782	464,804	462,548
Net Assets	60,554	60,302	60,034	34,980	34,906	34,737
Total Assets	123,649	113,543	111,914	71,767	71,683	71,397

6.	Post-merger Status
(1) Status of Surviving Corporation

Existing Corporation through the Merger
(1)	Name	Japan Rental Housing Investment Inc.
(2)	Location	1-3-12 Shiba Koen, Minato-ku, Tokyo
(3)	Name of Executive Directors	Takao Sakuma
(4)	Unitholders Capital	This has not yet been determined, and will be announced once it is determined.
(5)	End of Fiscal Period	March, September
(6)	Net Assets	This has not yet been determined, and will be announced once it is determined.
(7)	Total Assets	This has not yet been determined, and will be announced once it is determined.
(8)	Name of Asset Management Company	Mi-Casa Asset Management Inc.
(9)	Location of Asset Management Company	1-3-12 Shiba Koen, Minato-ku, Tokyo
(10)	Name and Title of Representative of Asset Management Company	President and CEO Yutaka Higashino

(2) Major Unitholders and Unitholding Ratio before and after the Merger
Before the Merger

JRH (Note 1)		PRI (as of January 31, 2010)
AppleRingo Holdings B.V.	35.4%	The Chase Manhattan Bank, N.A. London Special Account No. 1	11.4%
Japan Trustee Services Bank, Ltd. (Trust Account)	21.3%	Nikko Citi Trust and Banking Corporation (Investment Trust Account)	7.6%
Ringo Residential TMK	15.4%	Prospect Japan Fund Limited	7.1%
Nikko Citi Trust and Banking Corporation (Investment Trust Account)	4.4%	Goldman Sachs International	5.2%
Stanhope Investments	1.8%	Japan Trustee Services Bank, Ltd. (Trust Account)	3.1%
Goldman Sachs International	1.8%	BNP Paribas Securities Service Luxemburg Jasdec Securities	3.1%
Prospect Japan Fund Limited	1.5%	State Street Bank and Trust Company 505200	3.1%
Shareholders’ Consensus Fund L.P.	0.9%	BBH Oppenheimer Quest International Value Fund, Inc.	3.0%
The Master Trust Bank of Japan, Ltd. (Trust Account)	0.6%	The Okinawa Kaiho Bank, Ltd.	2.9%
Trust & Custody Services Bank, Ltd. (Investment Trust Account)	0.5%	Minami Nippon Bank, Ltd.	2.7%
After the Merger (simple combination after taking
into account merger ratio) (Note 2)

AppleRingo Holdings B.V.	29.4%
Japan Trustee Services Bank, Ltd.(Trust Account)	18.2%
Ringo Residential TMK	12.8%
Nikko Citi Trust and Banking Corporation (Investment Trust Account)	4.9%
Prospect Japan Fund Limited	2.4%
Goldman Sachs International	2.4%
The Chase Manhattan Bank, N.A. London Special Account No. 1	1.9%
Stanhope Investments	1.5%
Shareholders’ Consensus Fund L.P.	0.7%
BNP Paribas Securities Service Luxemburg Jasdec Securities	0.5%
(Note 1)
JRH’s status of major unitholders and unitholding ratios is based on the unitholders registry as of September 30, 2009, plus the investment units issued by the third-party allotment on October 2, 2009, as well as the number of units held by AppleRingo Holdings B.V. and Ringo Residential TMK, which have been reported in the bulk holding report (amendment report) dated October 21, 2009. Also, the figure includes the units to be issued by the Third-Party Allotment as described in “Notice Concerning Issuance of New Investment Units by way of Third-Party Allotment” announced today. Current conditions may vary.
(Note 2)
Post-merger major unitholders and unitholding ratio were calculated by simply combining (i) the units calculated,

assuming that JRH’s units are allocated as described above in Item (3) Allotment of Units under the Merger in section 2. Summary of the Merger, for units held by each unitholder of PRI as of January 31, 2010, with (ii) the units held by each unitholder of JRH.
(3) Amendment to Asset Management Agreement
JRH plans to retain MAM, which is JRH’s current asset management company, as the asset management company of JRH after the Merger. Also, PRI plans to terminate the asset management agreement it has with PRA as of June 30, 2010, upon obtaining approval of the general meeting of unitholders of PRI. There shall be no amendment to the contents of the asset management agreement between JRH and MAM in connection with the Merger.
(4) Amendment to Investment Policy
This has not yet been determined and will be announced upon determination.
(5) Amendment to Agreement with Sponsor, etc.
The preferential information service agreement among PRI, PRA and KKP, and the information service agreement between PRI and Mitsui Real Estate Sales Co., Ltd., are scheduled to be terminated upon the Merger. The business support agreements entered into between JRH and Haseko Livenet, Inc., Takara Inc., Takara Estate Co. Ltd., Mainichi Comnet Co. Ltd., Miyoshi—Fudosan Inc., and Matsumoto Building Maintenance Co., Ltd., respectively shall be succeeded to and the corresponding support to JRH shall be continued afterward.
7. Outline of Accounting Method
It is assumed that the Merger will be classified as an acquisition under the Accounting Standards for Business Combinations (ASBJ Guidance No. 21; amended on December 26, 2008) and thus the purchase method will apply to the Merger. As detailed above, it is assumed that the Merger will not result in positive goodwill but negative goodwill. The amount of such negative goodwill has not been confirmed yet, and will be announced once the value of negative goodwill is confirmed.
8. Outlook
The outlook going forward, such as performance projections after the Merger, has not been determined at this time, but will be informed once it is determined.
The potential impact for the 10th deemed fiscal period, from February 1, 2010 and ending on June 30, 2010, of PRI will be the cost associated with the Merger, as announced in the earnings release of the fiscal period ended on January 31, 2010 as of March 15, 2010, and also the expense items described in relation to the cure and handling of issues related to the property (including the disposition of certain property) as mentioned in 2(5)(h) above and the loss from the disposition of property due to the recent severe real estate market. The definitive impact has not yet been determined; however, for the above reasons, neither JRH nor PRI is planning to make a cash dividend payout to investors for the 10th deemed fiscal period nor are they planning a cash consideration for the Merger.
The execution of the Merger Agreement is expected to have negligible influence on JRH’s performance for the fiscal period ending March 2010 (from October 1, 2009 through March 31, 2010), and therefore the forecast of the performance will not be revised.

(Note 1)	MUS has used the information provided by both corporations, in addition to publicly available information, to conduct the merger ratio analysis. MUS has not conducted any independent verification on the accuracy or completeness of the materials and information, but rather has assumed that all such materials and information are accurate and complete. In addition, MUS has not made any independent evaluation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of both corporations, nor has MUS independently analyzed or assessed each individual asset and liability. MUS has not appointed any third party for appraisal or assessment. MUS analyzed the merger ratio based on information and economic conditions up to and as of March 25, 2010 and MUS assumes that the financial projections (including the profit plan and other information) reported by both corporations have been rationally prepared on the basis of the best possible estimates and judgment currently available from the management of both corporations.

(Note 2)	The analysis and opinion delivered by BofA Merrill Lynch were prepared solely for the use of the Board of Directors of JRH, in connection with its evaluation of the Merger Ratio for the Merger. In its analysis and opinion, BofA Merrill Lynch did not conduct any analysis or express any opinion with respect to the Third-Party Allotment or the Integration of Asset Management Companies, and the analysis and opinion must not be relied on nor used for any purpose (including with respect to the Third-Party Allotment and the Integration of Asset Management Companies) other than the purpose(s) stated above.

BofA Merrill Lynch has made qualitative judgments as to the significance and relevance of each analysis and each factor considered in the course of preparing these documents. Accordingly, BofA Merrill Lynch believes that its analysis must be considered as a whole and that selecting portions of its analysis and factors, without considering all analyses and factors, could create an incomplete view of the processes underlying such analysis and opinion. In its analysis, BofA Merrill Lynch made numerous assumptions with respect to JRH, PRI, industry performance and regulatory environment, general business, economic, market and financial conditions, as well as other matters, many of which are beyond the control of JRH and involve the application of complex methodologies and educated judgment. No REIT, business or transaction used in any analysis as a comparison is identical to JRH, PRI, or the Merger. Analyses relating to the value of businesses, REITs or securities are not appraisals, and the range of unit values resulting from those analyses may not reflect the present or future prices at which businesses, REITs or securities may actually be sold, which may be significantly different from those suggested by those analyses. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

The analysis by BofA Merrill Lynch was based on certain publicly available business and financial information relating to JRH and PRI, certain information relating to the business, earnings, cash flow, assets, liabilities, and business plans of JRH and PRI furnished to BofA Merrill Lynch by the management of JRH and PRI, and prospects of the business provided by JRH. In conducting its analysis, BofA Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and BofA Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities (including off-balance sheet assets, liabilities and other contingent liabilities) of JRH and PRI and their respective affiliates. Also, with JRH’s permission, with respect to all real estate owned by JRH and PRI (including real estate held in trust), BofA Merrill Lynch relied on appraisal values evaluated by third party real estate appraisers as disclosed by JRH and PRI (as of the end of September 2009 for JRH, and as of the end of January 2010 for PRI), and BofA Merrill Lynch did not undertake an independent evaluation of those appraisal values. BofA Merrill Lynch did not evaluate the solvency or fair value of JRH and PRI and their respective affiliates under any laws in any jurisdictions relating to bankruptcy, insolvency or similar matters. In addition, BofA Merrill Lynch did not assume any obligation to conduct, any physical inspection of the properties (including real estate in trust) or facilities of JRH and PRI and their respective affiliates.

With respect to the financial forecast information furnished by JRH or PRI or discussed with BofA Merrill Lynch by JRH and MAM or PRI and PRA, BofA Merrill Lynch assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the managements of JRH and MAM or the managements of PRI and PRA as to the expected future financial performance of JRH or PRI. BofA Merrill Lynch assumed that, with JRH’s permission, the Merger will not be a taxable transaction for either JRH or PRI or their respective unitholders under applicable tax laws. BofA Merrill Lynch further assumed that, in the Third-Party Allotment by JRH, the issuance price per unit will be ¥116,190, the aggregate issuance price will be ¥5,000,236,650 and the payment date will be the day immediately prior to the effective date of the Merger. In addition, the analysis and opinion delivered by BofA Merrill Lynch relate to the merger ratio without taking into consideration the scheduled unit split by JRH prior to the Merger.

BofA Merrill Lynch’ analysis was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to BofA Merrill Lynch, up to the date of the analysis (March 23, 2010). It should be understood that subsequent developments may affect its analysis and that BofA Merrill Lynch was under no obligation to update, revise, or reaffirm its analysis.

BofA Merrill Lynch assumed that, in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have an adverse effect on the contemplated benefits of the Merger.

In connection with the preparation of the analysis, BofA Merrill Lynch was not authorized by JRH or the Board of Directors of JRH, or MAM or the Board of Directors of MAM to solicit, nor had BofA Merrill Lynch solicited, third party indications of interest for the acquisition of all or any part of JRH.

BofA Merrill Lynch is acting as financial advisor to JRH and MAM acting as asset management company of JRH in connection with the Merger and will receive a fee from JRH and MAM for its services, all portion of which is contingent upon the consummation of the Merger. In addition, JRH and MAM have agreed to indemnify BofA Merrill Lynch for certain liabilities arising out of its engagement. BofA Merrill Lynch is further providing services in connection with the Third-Party Allotment by JRH, and upon completion of the Third-Party Allotment will receive a fee for the provision of such services. ARH, a parent company of MAM, holds 48.3% of the outstanding aggregate units of JRH directly or through affiliates as of the date hereof. New units to be issued in the Third-Party Allotment are scheduled to be subscribed for by (a) ARH or a person designated by ARH with consent of JRH, (b) a person designated by KKP, a 100% parent company of PRA, with consent of JRH, and (c) a person designated by JRH with consent of ARH, KKP and all other subscribers.

BofA Merrill Lynch has, aside from the Merger, in the past, provided financial advisory and financing services, to JRH and PRI and their respective asset management companies or their respective affiliates, and BofA Merrill Lynch has received fees for the rendering of such services. BofA Merrill Lynch may also provide financial advisory and financing services to JRH and PRI and their respective asset management companies or their respective affiliates, and may receive a fee for the rendering such services. Further, in the ordinary course of its business, BofA Merrill Lynch or its affiliates may actively trade unit and other securities of JRH, as well as unit and other securities of PRI, for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

The analysis and opinion delivered by BofA Merrill Lynch do not address the merits of the underlying decision by JRH to engage in the Merger, as well as the Third-Party Allotment and the Integration of Asset Management Companies accompanying with the Merger , and do not constitute a recommendation to any unitholder of JRH as to how such unitholder should vote on (or whether any opposing unitholder should exercise its statutory opposition rights of appraisal in respect of) the proposed Merger or any matter related thereto. BofA Merrill Lynch is not expressing any opinion herein as to the prices at which JRH units or PRI units will trade following the announcement or consummation of the Merger.

BofA Merrill Lynch does not provide any advice on any legal, accounting or tax matters.

(Note 3)
In performing the merger ratio analysis set forth above, Morgan Stanley relied upon the information provided by both corporations, information available to the public, and other information, assumed that all of the materials and information used by it was accurate and complete, and did not independently verify the accuracy and completeness thereof. Morgan Stanley did not make or request any third party to make any independent valuation, appraisal or assessment of the assets or liabilities (including but not limited to the off-balance-sheet assets and liabilities as well as other contingent liabilities) of either JRH or PRI. Moreover, with respect to the financial forecast of both corporations and information regarding synergy effects expected as a result of the Merger, Morgan Stanley assumed that such information has been prepared by the management of both corporations on a reasonable basis reflecting the best and reasonable estimates and judgments of the management. Morgan Stanley’s merger ratio analysis was based on the abovementioned information as of February 24, 2010.
End
*   HP of both investment corporations

JRH	http://www.jrhi.co.jp/
PRI	http://www.prospect-reit.co.jp/